[Kentucky Bancshares, Inc. Letterhead]



July 29, 2011

Via Edgar

Michael R. Clampitt & David Lyon
Senior Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kentucky Bancshares, Inc.
	Form 10-K for the fiscal year ended December 31, 2010
Filed February 25, 2011
File No. 33-96358

Dear Mr. Lyon:

Consistent with the telephone conversation between Mr. David Lyon of your office and our outside legal counsel, Stoll Keenon Ogden PLLC, this will serve as our formal request to extend the response date to the Staff?s comment letter dated July 15, 2011 until Friday, August 12, 2011. The additional time is necessary to accumulate requested information and draft complete and comprehensive responses to the Staff?s comments.

Please contact me if you have any questions.

Sincerely,

/s/ Gregory J. Dawson
Chief Financial Officer